FOR IMMEDIATE RELEASE          Contact                 Guy T. Marcus
July 17, 1995                                          Vice President-Inv. Rel.
                                                       (214) 978-2691

           BROWN & ROOT WINS ETHYLENE PLANT CONTRACT

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that its Brown & Root Petroleum and Chemicals business unit has signed an agreement to provide engineering, procurement, construction and commissioning of a new ethylene plant in Kuwait.

     Equate Petrochemical Company K.S.C. , a joint venture of Union Carbide Corporation of Danbury, Conn., and Petrochemical Industries Company of Kuwait, has contracted Brown & Root Petroleum and Chemicals to build the ethylene plant in Kuwait. The ethylene unit, with a capacity of 650,000 metric tons per year, will feed Equate's new ethylene oxide/ethylene glycol and polyethylene plants at Kuwait s Shuaiba Industrial Complex. All plants are slated for completion during the third quarter of 1997.

     The ethylene unit will use Brown & Root s low capital ethylene technology. This process technology offers a unique design that combines features of low capital investment, low energy consumption, ease of operation, and low operating maintenance.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "The Equate contract is especially meaningful to us because it is the first ethylene plant in Kuwait. Furthermore, this project award significantly reinforces the standing and global presence of Brown & Root and its petroleum and chemicals licensed technologies."

     Brown & Root Petroleum and Chemicals is an operating unit of Brown & Root Inc., a business unit of Halliburton Company. Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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